OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PatientDirected Inc

1801 Port Renwick Place
Newport Beach, CA 92660

www.patientdirected.io



A Minimum Of 6666 shares of Non-Voting Common Stock designated as "PDEQ Tokens" and A Perk Of "PTDIR Tokens"

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 71,333* PDEQ Tokens ($106,999.50)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 PDEQ Tokens ($9,999.00)

Company	Patient Directed Inc.
Corporate Address	120 Newport Center Drive, Newport Beach Ca 92660
Description of Business	PatientDirected empowers consumers to share and monetize their healthcare data with providers, while improving healthcare for all
Type of Security Offered	Non-Voting Common Stock designated as "PDEQ Tokens" and A Perk Of "PTDIR Tokens"
Type of Perk Token	"PTDIR Tokens"
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$399.00

Perks

For every $0.15 invested, the Purchaser shall receive 1 PTDIR Token

All perks offers are mutually exclusive. All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Security Tokens

PDEQ Tokens

The PDEQ Token "Security Token" will represent a single share of Non-Voting Common Stock, par value $0.0001 per share, of the Company, with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document.

- **Blockchain: ERC20**

- **Exchanges:** Tokens anticipated to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

  Material Terms:
- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from closing of Offering, and as otherwise required by law
- **Dividends/Distributions:** at the discretion of the Company's Board of Directors
- **Redemption Rights:** None

- **Other:** None

Please see Offering Document for complete set of rights and preferences.

Terms of Perk Tokens

Perks: PTDIR Tokens

The Company expects PTDIR tokens to be used as the utility and access token to enable data requests and other transactions on the PatientDIrected.io network. As such, requesting entities and stakeholders use PTDIR tokens to activate transactions on PatientDirected via smart contract. PatientDirected will initially air drop these tokens to stakeholders, to enable their activity on the network. Once the network is established the company plans to complete an SEC qualified offering of the PTDIR token under Regulation A of the Securities Act of 1933 (Reg A +) which should allow stakeholders to purchase PTDIR tokens via a compliant trading platform where the PTDIR tokens may be traded in the future. The right to PTDIR tokens is contingent upon the successful development of such Tokens and, to the extent applicable, the block chain upon which they function. There is no guarantee that successful development will ever occur.

- **Initial Blockchain:** ETH
- **Migration to Alternative Blockchain: Not anticipated**
- **Expected Network Launch date:** 2019-2020
- **Total amount of Tokens authorized for creation:** 100M
- **Compliant Exchanges:** TBD

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering, and as otherwise required by law
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger-based business model nor a blockchain-based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis and treatment for each of the Non-Voting Common Stock designated as "PDEQ Token" and the "PTDIR Tokens."

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

PatientDirected Inc will offer 10% additional bonus PDEQ Tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any PDEQ Tokens you purchase. For example, if you buy 100 PDEQ Tokens at $1.50 / share, you will receive , as a bonus, an additional 10 PDEQ Tokens, meaning you'll own 110 PDEQ Tokens for $150. Fractional Tokens will not be distributed and Token bonuses will be determined by rounding down to the nearest whole Token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

PatientDirected.io is empowering consumers to take control of their healthcare data. Though a simple mobile app, patients can determine when, where and how their healthcare data is shared. Users can set personal preferences on the disclosure of sensitive medical information as well as their genetic profile data, and feel comfortable that their information is protected and immediately available to their selected care providers. To further medical science, patients can also allow specific medical research organizations or clinical trials to gain temporary access to de-identified health data. Furthermore, to help offset rising medical costs, PatientDirected allows users to get paid for the approved use of their healthcare data, up to 90% of the revenues generated from such activity. The ultimate goal for the company is to facilitate transparent healthcare data sharing, and solve the data interoperability problem that has plagued healthcare for 30 years. By solving this fundamental issue, many experts believe that systemic and individual healthcare costs can be reduced while improving patient outcomes and advancing medical science. As a startup, the company has created a proof-of-concept product using the Ethereum blockchain, IPFS as well as web and mobile technologies. The company is actively building its MVP product and preparing to launch in beta sites by year end 2018.

Customer Base

PatientDirected.io is focused on facilitating the access to comprehensive high-quality healthcare information to the many stakeholders that require this information to deliver care as well as healthcare products and services within the US. These stakeholders include healthcare providers, hospitals and clinics all the way up to networked heath systems. In addition, insurance, pharmaceutical, biotech, medical device and clinical research organizations all benefit from access to curated, de-identified healthcare data as directed by the patient.

Competition

There are many companies and organizations that are focused on healthcare data interoperability, most of which are operating without the knowledge or direct consent of the consumer. PatientDirected's objective is to be the first company to uniquely represent best interests of the patient while solving the data interoperability problem for the entire industry.

Liabilities and Litigation

The company has several legal, technical and financial challenges to overcome to ultimately be a success, but it currently has no outstanding litigation or corporate liabilities that would prevent it from executing its plan.

The team

Officers and directors

Thomas Gianulli MD, MS	President / CEO & Sole Director

Thomas Gianulli MD, MS
Recognized as a healthcare information technology leader and innovator. Recognized CMIO at leading HIT companies. PatientDirected Inc Patient Driven Healthcare Interoperability CEO 3-1-18 -Current Primary job and works about 3 days a week. Kareo Inc Cloud Based Clinical Office Automation CMIO 7-1-12 - Current Epocrates Inc CMIO 6-1-08 - 7-1-2012

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established healthcare interoperability companies who currently have products on the markets and/or various respective product development programs. Some have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company .** It has no history, no clients, no revenues. If you are investing in this company, it's because you believe our solution will satisfy market demand and that the Company will be able to successfully develop, market and drive adoption within the target consumer base and related enterprise customers. This business model requires that the company succeed in a multi-sided marketing and sales effort, each requiring a different set of resources and marketing and sales approach. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to complete the development and marketing operations.** We estimate that we will require at least $1 million to complete commercial production release of the software platform. The company may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities and resales must comply with applicable law.** The equity offered is in the form of PDEQ Tokens, which may not be easily traded.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our equity holders and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** The valuation suggested for the company is just that – a suggestion. Each investor should evaluate the fundamentals of the company to determine if risk is worth the potential reward.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company will reach its goals and find sufficient demand for product. Further it remains unclear at this point that the company has priced the services at a level that allows the company to make a profit and still attract business.
- **Data security is a moving target and data hacking is a constant risk.** As a data sharing business, data security is a significant concern for is customers. A significant security breach can significantly impact the company, its operations, its ability to raise capital, and its value. There is no guarantee that a significant security breech will not occur.
- **We may face technological challenges** Our product is based on the use of new distributed technologies, such as blockchain that may be untested at scale and immature as compared to centralized technologies. It is possible that during the development of the product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving a production release. Many of our growth assumptions are tied to our ability to deliver and market a product. Any significant delays related to technology issues can adversely impact the value of your investment.
- **The nature of the product means there is a potential we will face product liability lawsuits** Given our product manages data sharing for individual identities, a misplaced identity or misaligned set of policies for a given identity may occur. If our product is shown to be defectively designed or developed, we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt and or significantly reduce the value of your investment.
- **Blockchain and cryptocurrency risk.** Aside from the technical risks described above, there are regulatory and compliance risks with respect to cryptocurrencies. The landscape is constantly moving with respect to how securities are regulated and may be traded on US and international exchanges. In the US the SEC is evolving their thinking on classification and regulation of cryptocurrencies and this may negatively impact the company and its planned token offering now and in the future.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Thomas C Giannulli, 100.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 5,000,000

Class A Common Stock

The Company is authorized to issue up to 7,000,000 shares of Class A Common Stock. There are a total of 5,000,000 shares currently outstanding.

Voting Rights

All voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 0

Class B Common Stock

The Company is authorized to issue up to 2,286,666 shares of Class B Common Stock. There are a total of 0 shares currently outstanding.

Voting Rights

The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of Preferred Shares, if and when duly authorized by the Company, and any additional classes of preferred stock that we may designate in the future.

- Non-Voting Common Stock designated as "PDEQ Token": 0

Non-Voting Common Stock designated as "PDEQ Token"

The Company is authorized to issue up to 713,333 shares of Non-Voting Common Stock designated as "PDEQ Token" . There are a total of 0 shares currently outstanding.

Voting Rights

The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of "PDEQ Token" are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the "PDEQ Token" will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the "PDEQ Token" may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of "PDEQ Token" are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's "PDEQ Token" are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

Presently, in our Company, the class and voting structure of our stock has the effect of concentrating voting control with one person, specifically the founder. As a result, and presently, the founder has the sole and exclusive ability to make all major decisions regarding the Company. As a holder of "PDEQ Token," which is Non-Voting Common Stock, you will have no voting rights. As a minority holder of "PDEQ Token," which is Non-Voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

 Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings, including in this offering.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-14.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation if we reach the $107K funding milestone, and extend that timeline to 18 months if we reach our $1M funding goal. As per our use of proceeds below, the major areas of expense over the next period include product development, business development and infrastructure.

Financial Milestones

Please note we have no financial performance history. Our anticipated corporate revenues are a function of patient membership and activity on our network. Our revenue model forecasts are based on the company reaching a milestone of 1M patients by Q4 2019.

This milestone is contingent on several objectives being met: 1) our MVP product release is achieved by the end of 2018 ; 2) the on-boarding of a single large channel partner, or multiple smaller channel partners. Challenges to reaching these milestones include product, engineering and technical issues that may arise, as well as our ability to attract a channel partner that has significant influence within their customer base to drive activations and use of the Patient Directed app and service.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The initial capital raise will assist the company in reaching it objectives, however, additional funds via revenue generation or via investment capital is necessary to the viability of the business. Per the sections above (results of operations and use of proceeds) the company anticipates using its available cash over the next 6 months in the case of our minimum goal and up to 18 months if our maximum fund-raising goal is reached.

The company plans to also pursue strategic corporate partnerships which may result in economic value to the company either via direct capital infusion or via the use of free or discounted technology and or services.

The company plans to offer PTDIR Tokens to qualified investors via an SEC compliant token sale in the future.   As described in our timeline, the company anticipates a Reg D or Reg A+ offering in 2020 timeframe. This offering is contingent on several factors, including the course of SEC regulation on cryptocurrencies and the ability of the company to execute its stated goals in a timely manner.

Indebtedness

The Company has not had any material terms of indebtedness

Recent offerings of securities

None

Valuation

$7,500,000.00

The valuation of the company is based on the perceived value as a first in class market entrant as well as contributed intellectual property including software and services. We have not undertaken any efforts to produce a formal valuation of the Company. The price of the shares reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999	$106,999.50
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.94	$6419.97
Net Proceeds	$9,399.06	$100,579.53
Use of Net Proceeds:		
R& D & Production	$0	$40,000
Marketing	$4,699.53	$5,000
Legal	$4,699.53	$5,580
G & A	$0	$35,000

Customer Support	$0	$14,999.53
Total Use of Net Proceeds	$9,399.06	$100,579.53

Our main use of funds is to complete development of our MVP product, prove its reliable and secure functionality in a production environment and then sign up new customers and partners to onboard our first 1M patients to the platform.

We are seeking to raise a minimum of $9,999(target amount) and up to $106,999.50 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999.50, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $106,999.50 over the course of that time as indicated above.

The use of proceeds of the fund raise is designed to drive PatientDirected towards the completion of its MVP product and attainment of 1M patient members in the next 11 to 18 months. As such there is an emphasis on product development, legal, and business development (G&A) as reflected in our use of proceeds. With respect to R&D product, we need to complete product roadmap and sprint planning using a product manager and a virtual team of web, mobile and blockchain sotware engineers, each used on a consulting basis at rates from $30-$90/hr USD. G & A will cover corporate overhead, including management consulting fees and business development costs related to identifying our first large corporate channel partner. Legal expenses will be related to contract drafting and review for corporate partners and advisors.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.patientDirected.io/annualreport in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PatientDirected Inc

[See attached]

I, _Thomas C Giannulli_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _____PatientDirected Inc_____(Company Name), hereby certify that the financial statements of ____ PatientDirected Inc _____ (Company Name) and notes thereto for the periods ending _____ (beginning date of review) and _____May 1 2018_____ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $____0____; taxable income of $_____0_____ and total tax of $___0____ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __5/14/2018___ (Date of Execution).



_____ (Signature)

_____CEO_____ (Title)

_____5/1/2018_____ (Date)

PatientDirected Inc

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

PatientDirected Inc

Index to Financial Statements
(unaudited)

PatientDirected Inc
BALANCE SHEETS
Since Inception
(unaudited)

	April 14 2018
Assets	$5000_
Current Assets	
Cash	___0__ -
Current Assets	
	$5000_____
Total Assets	
Liquidity and Stockholders' Equity	$____0____
Total liabilities	
Commitments and contingencies	
Stockholders' equity	
Common par value $0.001 __;	
__10,000,000 shares authorized; ____	
5,000,000 shares issued and outstanding	
as of 4/17/2018	_____0_____ -
Accumulated deficit	
Total stockholders' equity	_____$5000_____ -
Total liabilities and stockholders' equity	**$5000**_____

PatientDirected Inc
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
April 14 2018 May 1 2018

	April 14 2018
Revenues	
Costs of Goods Sold	$ 0
Ordinary Expense	$ 0
Expense #1	
Expense #2	$ 0
Expense #3, etc.	-
Total Expenses	-
	$ 0
Net Ordinary Income	
	$ 0
Net Income	
	$ 0

PatientDirected Inc

STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

Common

	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
4/17/18 Contributed Capital Net Income	5,000,000	$5000					5000
5/2/2018	-	$5000	-	$	$	$	$ 5000

PatientDirected Inc
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	4/17/18 – 5/1/2018
Operating Activities	
Net Income	$____0____ -
Net cash provided by Operating Activities	$____0____ -
Financing Activities	$____0____ -
Owner Equity:	
Owner Equity:	$____0____ -
Net cash provided by Financing Activities	$___0____ -
Net cash increase for period	$____0____ -
Cash at the end of the period	$____0____ -

NOTE 1 – NATURE OF OPERATIONS

PatientDirected Inc was formed on 4/17/18 ("Inception") in the State of DE. The financial statements of PatientDirected Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, CA.

PatientDirected Inc is a healthcare software company that is focused on empowering patients to take control of their healthcare data to facilitate the sharing of this data when desired and with full transparency and consent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transactional activity when (a) persuasive evidence that an

agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock consisting of: (i) Seven Million (7,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common a stock, par value $0.0001 per share, designated as "Class B Common Stock". As of 4/17/18 the company has currently issued 5,000,000_ shares of our common stock.

Preferred Stock

We have not authorized the issuance of preferred stock. (see amended articles of incorporation)

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 14, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PatientDirected.io is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

PatientDirected.io

Patient Directed Healthcare Data Market

Small OPO · Newport Beach, CA · Health Tech · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Healthcare Data Sharing Is Broken, *PatientDirected Is Here To Fix It*


Home
My Balance
¢ 420
Notifications
Aztra Pharmaceuticals
Chart Requested
St. Josephs Hosp.
Chart Transferred
Newport Rehab Center
Chart Transferred
Diabeta Clinical Trial
Chart Transferred
Scripts Precision Medici...
Chart Transferred
Sterling CRO
Chart Transferred

**PatientDIrected IOS native app [alpha build, final product may vary]*

Invest In PatientDirected

Imagine a world where precious healthcare data is liberated from the many private data silos and placed in a secure distributed data network. A network where frictionless data exchange is guaranteed, as is each patient's full control over access, utilization, and monetization of their personal health information.

Our primary goal is to store and manage patient governance preferences for all your healthcare data. With a simple app, patients can grant access and track usage of their healthcare data. We then make your preferences available to those on your approved list of providers and healthcare entities.- no need to fill in forms at each provider office. You control who, when and where your healthcare data is used, and for how long. Furthermore you can opt-in to temporarily share your de-identified healthcare data with clinical research organizations that offer to pay for its use, and reduce your healthcare costs in the process.

PatientDirected.io is a solution that allows all parties to benefit. With a shift to distributed data we can:

- improve patient outcomes
- reduce healthcare costs
- accelerate innovations and breakthroughs within medical science

PatientDirected is solving a fundamental problem in digital health: data interoperability

Over the past 30 years, the ability to communicate, exchange data, and access healthcare information has been a significant problem. **Incomplete healthcare data leads to medical errors and sub optimal outcomes that translate into higher insurance costs for the consumer .** Large corporate healthcare stakeholders have been reluctant/ resistant to solving this problem as it minimizes their competitive advantage, and patients have had no way to directly impact this important barrier to efficient healthcare*.

Enter PatientDirected. We believe it's become clear that a consumer-driven solution to healthcare data is not only required, but essential. The simple fact is that patient directed requests for healthcare information simplify the current complex process of indirect provider directed requests for patient information. This new automated and simple process creates a complete audit trail and a new level of transparency for the patient and the provider. All parties are assured the request is legitimate and tracked through its life-cycle. Furthermore as healthcare data becomes even more valuable we allow patient to opt into de-identified paid access to their data for research purposes. Our platform tracks usage and payment such that the patient has full visibility **and immediate payment via our mobile app.** We'll improve patient outcomes while lowering costs.

Let's fix healthcare. Join us.

*Report to Congress April 2015 Report on Health Information Blocking

---

Development Stage

We are hard at work building our MVP product, **and are currently still in product development stage.** We have completed an alpha version of the app and back-end services as our functional proof of concept that leverages the Ethereum blockchain, IPFS and native iOS. Our goal is to aim for a Q4 2018 beta release date for our MVP, and funding will be used towards the extension and refactoring of our alpha version and the completion of the MVP.

The Offering



Investment: Non-Voting Common Stock designated as "PDEQ Tokens" and PTDIR Tokens

$1.50/share of Non-Voting Common Stock designated as "PDEQ Tokens
When you invest you are betting the company's future value will exceed $7.6M.

Perks
For every $0.15 invested, the Offering includes 1 PTDIR Token

*All perks offers are mutually exclusive. All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

PDEQ Token

Description: PDEQ Token will represent a single share of Non-Voting Common Stock, with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document, and will be issued on the ERC20 Blockchain.

Following a 12 month holding period your PDEQ tokens may become eligible for trading on SEC approved alternate trading platforms as they become available, through companies like StartEngine and T-Zero. There is no guarantee that such a trading platform will be available at that time. PDEQ tokens are not used to activate or enable transactions on the patientDIrected.io network, they function as a form of tokenized equity and ownership in PatientDirected Inc.

PTDIR Tokens

Description: PTDIR tokens once minted are used as the utility and access token to enable data requests and other transactions on the PatientDIrected.io network. As such, requesting entities and stakeholders use PTDIR tokens to activate transactions on PatientDirected via smart contract.   PatientDIrected will initialy air drop these tokens to stakeholders, to enable their activity on the network.

The right to PTDIR tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

The Bright Future Of Health Data Sharing Depends Starts With PatientDirected

As we move toward a patient-centric model of healthcare, we'll need several fundamental infrastructure changes to take place. Without the unfettered exchange of patient medical records between systems and providers, health care costs rise, valuable time is lost, billions of tax payer dollars are spent, and a **number of patients are subjected to medical errors and poor care coordination.** *

Past and present efforts to solve the problem of interoperability have been unsuccessful for several reasons. We believe one is because stakeholders are incentivized to resist change. They control and store the centralized data, and the current regulatory environment has not be a significant catalyst for improvement.   Furthermore, current industry and government proposed solutions are not centered around the patient or achieve the benefits we're looking for from an open distributed network like PatientDirected.

* https://www.kevinmd.com/blog/2015/12/poor-interoperability-affects-patients.html

Patient control, trust and universal access is ensured by a secure distributed system. PatientDirected plans to leverage the blockchain and distributed information technology to accomplish its goals.

Here's How We'll Do It

We're proposing a network where frictionless data exchange is guaranteed, as is each patient's full control over access, utilization and monetization of their personal health information.

- We'll create a blockchain and IPFS based platform known as PatientDirected.io, that **acts as a distributed ledger and secure distributed data store for patient data sharing preferences and agreements.**
- On this platform, patients can share their personalized healthcare data perferences, as well as make requests for their data to be shared between specific parties. Our public API will allow appropriate and approved parties to access information to assist in the transfer of medical information as directed by the patient. Transfers will be tracked and an immutable audit trail will exist documenting the approved transaction.
- Transactions related to de-identified paid information sharing as directed by the patient to clincial research organizations will be effected via smart contracts. This ensures a transparent ledger to allow for market driven pricing, which benefits all parties. It also allow for transparent and efficient payment mechanism to the patient in PDEQ tokens, which are converted to cash immediately unless patients opt-in to store their recieved value as PDEQ crypto tokens.

Once We Decentralize Healthcare Data the Patient is in Control.

- Our plan is for patients to be granted complete and personalized **governance of their personal medical information.**
- They'll be given an ability to ensure their accurate and timely medical data is available to any provider at any time to further their care, and



*PatientDIrected IOS native app [alpha build, final product may vary]

Our app is designed to simplify hierarchical policies and preferences by group and by data type, down to individual entities. State specific rights and rules are built-in to reduce complexity for all involved. Opt-in consent and specific authorizations allow patients to manage and communicate a complete set of privacy options.



set guidelines to allow their data to be used to advance the state of medicine and innovation through aggregate analysis and **advanced data science research.**

- We believe our solution can reduce the cost of health care system wide through efficient data exchange, and reduce personal health care costs through the monetization of personal data via stakeholders that request access, including pharmaceutical, insurance, biotech, medical device and clinical research organizations.



The PatientDirected.io platform is designed to store and communicate personalized HIPAA /healthcare data govenance settings with the healthcare ecosystem. Patients can use the app to direct data exchange with various stakeholders.

Patient Directed

Leverage HIPAA law to rapidly transfer patient data from silos into a distributed model, under the control and governance of the consumer. Facilitate exchange and monetization of this precious information to reduce consumer and systemic healthcare costs

Distributed

Blockchain and Inter-Planetary File System (IPFS) distributed design planned. Inherent smart contracts to track information exchange and associated monetary transactions.

Secure

Layered security that segments, encrypts and distributes health data. Electronically verified identities use multi-sig and multi-factor access to control to protect accounts.

What Needs To Change

We believe that by empowering the patient through this solution, we'll see real change rapidly, and with significant long-term benefits for the patient, health care system, and medical science.

But, consumers will not be the only ones who benefit. It is our belief that healthcare providers will also see a positive change. They'll be able to receive immediate and complete information at their fingertip. Healthcare IT vendors will be able to build upon a rich data set of clinical information and provide new insights and clinical guidance based on big data analytics. The PatientDirected.io platform does not contend to displace or supplant the legacy vendor footprint or solution; rather it reinforces its value and sustainability.



Why Blockchain and Distributed Data?

These technologies provide:

- An immutable secure, community controlled data store which is critical to gain trust, and prevent the problems we see today via stakeholder data hoarding.
- An appropriate environment for the transactional nature of data sharing and the need for transparency to drive fair market pricing
- The use of a dedicated utility/security token by network members to enable transactions via smart contracts and exchange monetary value with low transaction costs.

Patient Directed Is Unlike Anything That's Come Before It

PatientDirected.io intends to disrupt the status quo and shift the balance of healthcare power to the patient.

- By offering consumers an opportunity to drive the transformation of healthcare for the better, the collective effect has the potential for significant improvment.
- Our goals to in increase transparency and consumer control of healthcare data use to encourage adoption and it our hope that **this mass action will lead to the desired industry transformation.**
- Despite the historic resistance of many stakeholders to interoperability, PatientDirected.io is designed to **provide long-term economic benefits to resistant stakeholders.***
- The benefits related accurate and complete medical data has been shown to **reduced waste, improved efficiencies, and ultimately improve patient outcomes, which is a key financial objective under value based care. ***

*Report to Congress April 2015 Report on Health Information Blocking
**An empirical analysis of the financial benefits of health information exchange in emergency departments.



PatientDIrected IOS native app [alpha build, final product may vary]

Purpose build Patient Directed network monitoring and administrative platform. Designed with forthcoming Trusted Exchange Framework and Common Agreement standards in mind.

Invest In PatientDirected

Be a part of **the movement to fix the broken healthcare system we inherited.** We'll use your funds to continue build our solution and reach our goals. Our primary milestone is to reach 1M patient members by Q4 2019, and grow rapidly from that critical milestone.   We plan to partner with Health Information Exchanges, payers and larger employers to create a ground swell of adoption.   Join us in empowering patients like yourself to take control of their healthcare and build a better healthcare system for tomorrow.







Patient Directed Launches Project and Website

PatientDirected.io is born.

January 2018

Won NEM pitch contest

Moved to NEM platform & NEM incubator socal

May 2018

We Launch Beta Platform & Consumer Mobile App (ANTICIPATED)

MVP Completed and deployed to first customers

Q4 2018

Continued Growth and 1M Patient Signed to Platform (ANTICIPATED)

Reach 1M Patient Milestone

Q4 2019

March 2018

Proof of Concept Build

First smart contracts on ETH, IPFS node and mobile app coded.

June 2018

StartEngine ICO Launched

RegCF Equity Token Sale

Q1 2019

Large Scale Deployment Begins (ANTICIPATED)

PtDir and first channel partner to provide our app and services to members

Q1 2020

PtDir Token Offered via Token Sale (ANTICIPATED)

PtDir Security tokens offered via planned egD or RegA+ offering

In the Press



SHOW MORE

Meet Our Team



Thomas Gianulli MD, MS

President / CEO & Director

Recognized as a healthcare information technology leader and innovator. Recognized CMIO at leading HIT companies. PatientDirected Inc Patient Driven Healthcare Interoperability CEO 3-1-18 -Current Primary job and works about 3 days a week. Kareo Inc Cloud Based Clinical Office Automation CMIO 7-1-12 - Current Epocrates Inc CMIO 6-1-08 - 7-1-2012





Sean Goodwin

Marketing & Evangelist

Crypto & Blockchain Evangelist & Expert. Founder at ICOTGE & SoCalBlockchain, Token Economics





Dave Whitney

Interoperability Expert

CTO | Change Agent | Innovator | Intrapreneur





Robert Shishino

Financial Expert

Providing Strategic Business Transition and CFO Services to Privately-Held Companies





Sachin Shetty

Cyber Security Expert

Associate Professor in the Virginia Modeling, Analysis and Simulation Center at Old Dominion University





Michael Ramos

Blockchain Engineer



Rich Gora

Legal Counsel

Blockchain Engineer

Blockchain in healthcare thought leader, senior software engineer with expertise in managing complex Fintech projects.



Legal Counsel

Securities and banking legal specialist with a focus on Token Sale formation and compliance



Offering Summary

Maximum 71,333* PDEQ Tokens ($106,999.50)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 PDEQ Tokens ($9,999.00)

Company	Patient Directed Inc.
Corporate Address	120 Newport Center Drive, Newport Beach Ca 92660
Description of Business	PatientDirected empowers consumers to share and monetize their healthcare data with providers, while improving healthcare for all
Type of Security Offered	Non-Voting Common Stock designated as "PDEQ Tokens" and PTDIR Tokens
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$399.00

Perks

For every $0.15 invested, the Offering includes 1 PTDIR Token

*All perks offers are mutually exclusive. All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

<u>Terms of Security Tokens</u>

PDEQ Tokens

The PDEQ Token "Security Token" will represent a single share of Non-Voting Common Stock of the company, with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

<u>Material Terms:</u>

- **Voting Rights:** non voting
- **Restrictions on Transfer:** 1 year from closing of Rffering
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

<u>Terms of Perk Tokens</u>

Perks: PTDIR Tokens

PTDIR tokens once minted are used as the utility and access token to enable data requests and other transactions on the PatientDIrected.io network. As such, requesting entities and stakeholders use PTDIR tokens to activate transactions on PatientDirected via smart contract. PatientDIrected will initially air drop these tokens to stakeholders, to enable their activity on the network. Once the network is established the company plans to complete an SEC qualified offering of the PTDIR token (Reg A +) which will allow stakeholders to purchase PTDIR tokens via a compliant trading platform where the PTDIR tokens may be traded in the future. The right to PTDIR tokens is contingent upon the successful development of such Tokens and to the extent applicable, the block chain upon which they function. There is no guarantee that successful development will ever occur.

- **Initial Blockchain:** ETH
- **Migration to Alternative Blockchain: Not anticipated**
- **Expected Network Launch date:** 2019-2020
- **Total amount of Tokens authorized for creation:** 100M
- **Will they be listed on Exchanges:** TBD

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Non-Voting Common Stock designated as "PDEQ Token" and the PTDIR Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

<u>The 10% Bonus for StartEngine Shareholders</u>

Patient Directed Inc. will offer 10% additional bonus PDEQ Tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any PDEQ Tokens you purchase. For example, if you buy 100 PDEQ Tokens at $1.50 / share, you will receive 10 PDEQ bonus tokens, meaning you'll own 110 PDEQ Tokens for $150. Fractional Tokens will not be distributed and Token bonuses will be determined by rounding down to the nearest whole Token.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PatientDirected.io to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800. West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

?

VIDEO TRANSCRIPT (Exhibit D)

Healthcare today requires patient information to be accessible in realtime. As a patient, your care depends on timely access to your medical information. That means your healthcare data needs to be accurate, complete, and portable, but in reality, healthcare information is locked in data silos, controlled by different stakeholders, many reluctant to share this information with others. In fact, there does not exist a verified and complete picture of your healthcare data that can be shared on demand with those who need to see it. This data interoperability problem has plagued healthcare for over 20 years and is responsible for driving up healthcare costs and negatively affecting your health and your pocketbook, until now.

Introducing PatientDirected.io, the first patient directed solution to healthcare interoperability, empowering the consumer to drive data out of the silos and into the light. By leveraging a secure distributed blockchain network and your HIPAA rights as a patient, your healthcare information is literally driven from the silos into an easily accessible information network, for the first time, patient data that is liberated under the governance and control of the patient and/or their delegates.

By exerting your untapped control over your healthcare data, you could help solve the healthcare interoperability problem while providing better care and lower costs. The patient directed solution directly lowers your healthcare costs by paying you for the use of healthcare data. Believe it or not, it is not uncommon for your medical data can be identified and sold without your involvement. With Patient Directed, 98% of revenues generated from data sharing goes to the patient. Thus, you can help advance research, provide valuable data and insights to medical science, and get paid for the use of your data. Take control of your healthcare information with PatientDirected.io.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 04/17/2018
FILED 10:30 AM 04/17/2018
SR 20182744770 - File Number 6848909

CERTIFICATE OF INCORPORATION

OF

PatientDirected Inc

FIRST. The name of the corporation is PatientDirected Inc

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 18,000,000 of which 10,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 8,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: April 13, 2018

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PATIENTDIRECTED INC", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MAY, A.D. 2018, AT 8:49 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



SECRETARY'S OFFICE 1793 DELAWARE 1855

6848909 8100
SR# 20184348360

Authentication: 202792041
Date: 05-31-18

CERTIFICATE OF AMENDMENT
TO CERTIFICATE
OF INCORPORATION
FOR
PatientDirected Inc
a Delaware corporation

The undersigned, Tom Giannulli, hereby certifies as follows:

1. He is the duly elected, qualified and acting President of PatientDirected Inc a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article FOURTH of the Certificate of Incorporation is hereby amended to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Seven Million (7,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". Except as may be provided in this Certificate of Incorporation or required by law, the Class A Common Stock shall have all voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. Except as required by law, the Class B Common Stock shall have no voting rights."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, PatientDirected Inc has caused this certificate to be signed by Thomas Giannulli, its President, this 24th day of May, 2018.

By: ______________________
Tom Giannulli, President



State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 PM 05/24/2018
FILED 08:49 PM 05/24/2018
SR 20184348360 - File Number 6848909

WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF
PATIENTDIRECTED INC.
a Delaware corporation

The undersigned, being all of the directors of PatientDirected Inc., a Delaware corporation (the "**Company**"), take the following action by unanimous written consent, pursuant to the Bylaws of the Company and the Delaware General Corporations Law:

<u>Amendment to Certificate of Incorporation</u>

WHEREAS, the undersigned deem it to be in the best interests of the Company to amend Article FOURTH of the Certificate of Incorporation of the Company to read as follows:

> "The total number of shares of stock which the corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Seven Million (7,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) (2,286,667) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock" and (iii) (713,333) shares of non-voting common stock, par value $0.0001 per share, designated as "PDEQ Tokens". Except as may be provided in this Certificate of Incorporation or required by law, the Class A Common Stock shall have all voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. Except as required by law, the Class B Common Stock and PDEQ Tokens shall have no voting rights."

NOW, THEREFORE BE IT RESOLVED, that the Company's officers are hereby authorized and directed to file an Amendment to the Certificate of Incorporation of the Company as set forth above.

RESOLVED FURTHER, that each of the officers of the Company, acting singly, be, and hereby is, authorized, empowered and directed, in the name and on the behalf of the Company, and under its corporate seal or otherwise, to execute and deliver all such documents and certificates, and to take such action, as the officer so executing, delivering or acting may consider necessary or desirable, to carry out the intent and accomplish the purposes of the foregoing resolutions and to carry out the transactions contemplated by the agreements and other documents approved in such resolutions, the taking of such action and the execution and delivery of any such document or instrument to be conclusive evidence of the necessity or desirability thereof and of the approval thereof by the Board of Directors.

RESOLVED FURTHER, that any acts of the officers of the Company and of any person or persons designated and authorized to act by an officer of the Company, which acts would have been authorized by the foregoing resolutions except that such acts were taken prior to the adoption of such resolutions, are hereby severally ratified, confirmed, approved and adopted as acts in the name and on behalf of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of June 19, 2018.



Tom Giannulli, Director